Exhibit 99.2

Recent Transactions
Reporting Person	Security	Transaction	Date	No. Shares	Price Per Share
BBH*	Class S Units of Beneficial Interest	Purchase	8/21/2026	161,896.24	$11.18
BBH*	Class S Units of Beneficial Interest	Purchase	8/24/2026	6,696.43	$11.20
* On behalf of Client Accounts